P.O. Box 2600

Valley Forge, PA 19482

laura_bautista@vanguard.com

October 17, 2022
Lisa N. Larkin, Esq.	via electronic filing
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Vanguard Trustees' Equity Fund (The "Trust") File No. 811-02968-99

Post-Effective Amendment No. 98 – Vanguard Global Environmental Opportunities Stock Fund

Dear Ms. Larkin,

This letter responds to your comments provided on October 3, 2022, to the above referenced post- effective amendment that was filed with the Commission on August 16, 2022. In this letter, Vanguard Global Environmental Opportunities Stock Fund, a series of the Trust, is referred to as the "Fund".

Prospectus:
Comment 1:	Principal Investment Strategies
Comment:	The Staff notes that the Fund's name contains the word "Global." Please expressly describe and clarify how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.
Response:	The Adopting Release for Rule 35d-1 under the 1940 Act ("Adopting Release")
states that, although "global" and "international" funds, which are similar to
"world" funds, are not subject to Rule 35d-1 under the 1940 Act, the terms
"global" and "international" connote diversification among investments in a number of different countries throughout the world. Footnote 42 of the
Adopting Release explains that the SEC expects that funds using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world. The SEC Staff, in 2012, clarified that one way to satisfy this requirement would be for a fund to invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the United States or, if conditions are not favorable, invest at least 30 percent of its assets outside the United States. We believe that the Fund's investment strategy conforms to the guidance found in the above footnote and other Staff guidance.
1

P.O. Box 2600
Valley Forge, PA 19482
laura_bautista@vanguard.com
As disclosed under Fund Summary—Principal Investment Strategies, "(t)he Fund
seeks to meet its investment objective by investing in a global portfolio of stocks of companies located in a number of countries throughout the world, including developed and emerging markets." We believe that the current disclosure is consistent with SEC and staff guidance concerning the use of the term "global"
in the fund names.
Comment 2:	Principal Investment Strategies
Comment:	The disclosure states that the Fund's advisor considers an environmental company to be one that (i) derives at least 50% of its revenue from activities deemed by the Advisor to contribute positively to environmental change; and (ii)
is involved in the process of reducing carbon dioxide emissions (a company that offers quantifiable carbon avoided, as defined below). Please revise the parenthetical to use plain English.
Response:	The disclosure has been updated accordingly.
Comment 3:	Principal Investment Strategies
Comment:	The disclosure states that Environmental Companies are involved in activities related to the process of sustainable decarbonization, which may include, but are not limited to, (i) renewable energy; (ii) electrification; and (iii) resource efficiency. Please provide a plain English description of each romanette.
Response:	The disclosure has been updated accordingly.
Comment 4:	Principal Investment Strategies
Comment:	The disclosure discusses a proprietary screening process. If applicable, please revise the disclosure to discuss any exclusionary screens the Advisor applies.
Response:	As disclosed under the Principal Investment Strategies, the Advisor's proprietary screening process excludes Environmental Companies with revenues from oil, gas, and coal exploration and production that exceed 5%. The disclosure has been updated to note that the Advisor also confirms prospective companies do not derive more than 5% of their revenues from the manufacture and sale of tobacco and tobacco-alternative products.
Comment 5:	Principal Investment Strategies
Comment:	The disclosure states that the Advisor's investment process involves research into companies exhibiting competitive advantages relative to their peers through (a) company factors, including technology, branding, and investments in research and development, and (b) market factors, such as pricing power, barriers to entry and consumer behaviors and preferences with respect to
2

P.O. Box 2600

Valley Forge, PA 19482

laura_bautista@vanguard.com

environmental issues. Please provide a plain English description of branding, investments in research and development, and barriers to entry.
Response:	The disclosure has been updated accordingly.
Comment 6:	Principal Investment Strategies
Comment:	The disclosure states that the Advisor engages with each company's management team on a periodic basis as part of the Advisor's ongoing monitoring of ESG and financial considerations for existing holdings. Please clarify whether the Advisor applies the ESG criteria to each of the Fund's investments.
Response:	The disclosure has been updated accordingly.
Comment 7:	Principal Risks
Comment:	Please determine whether the China A Shares risk needs to incorporate risks of
H-Shares and the QFI program.
Response:	The disclosure has been updated accordingly.
Comment 8:	More on the Fund – Security Selection
Comment:	The disclosure states that the Advisor considers climate-related risks as part of its assessment of a company, which includes the company's alignment with net zero targets. Please provide a plain English explanation of "net zero targets" in the Prospectus and determine whether the net zero targets should be included in the summary prospectus. Additionally, the disclosure states that a target is considered science-based if it is aligned with what the latest climate science deems necessary to meet the goals of the Paris Agreement. Please clarify the source of the latest climate science.
Response:	The disclosure has been updated to include a plain English explanation of "net zero targets" and the source of the latest climate science.
The Fund notes that Item 4 (a) of Form N-1A requires the following of the summary prospectus principal investment strategy disclosure: "Based on the information given in response to Item 9(b), summarize how the Fund intends to achieve its investment objectives by identifying the Fund's principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally) ...." The Fund notes that the Summary Prospectus addresses the Advisor's climate overlay in selecting securities, including by reference to the Advisor's focus on companies that are aligned with the process of decarbonization. The Fund believes that the additional language in Item 9 regarding the Advisor's consideration of a company's alignment with net zero
3

P.O. Box 2600
Valley Forge, PA 19482
laura_bautista@vanguard.com
targets provides further detail as to the Summary Prospectus disclosure related to the climate overlay. As such, the Fund believes that the current disclosure in the Fund's Statutory Prospectus, rather than the Summary Prospectus, is appropriate and in accordance with the requirements of Form N-1A.
Comment 9:	More on the Fund – Other Investment Policies and Risks
Comment:	The disclosure indicates that the Fund may also invest in convertible securities, preferred stock, warrants, and rights. Consider removing the reference to preferred stock as it is already disclosed under Principal Investment Strategies.
Response:	The disclosure has been updated accordingly.
Statement of Additional Information:
Comment 10:	Fundamental Policies
Comment:	The disclosure notes the Fund's fundamental policy to concentrate its investments. Please revise the N-1A Item 4 and Item 9 disclosure to include industry concentration as part of the Fund's investment strategy.
Response:	The disclosure has been updated accordingly.
Comment 11:	Investment Strategies, Risks, and Nonfundamental Policies
Comment:	Please determine whether the Foreign Securities risk factors need to be updated to include risks associated with H-Shares.
Response:	China H-Shares are shares of companies incorporated in China that are traded on the Hong Kong Stock Exchange. The Fund's disclosure, under Foreign
Securities—Special Risks of Investing China, discusses the risks associated with investments in both Hong Kong and China, including investments through H- Shares. The disclosure has been updated to clearly note that the existing risk disclosure applies to investments in H-shares.

Please contact me at laura_bautista@vanguard.com with any questions or comments regarding the above responses.

Sincerely,

/s/ Laura A. Bautista

Assistant General Counsel

Laura A. Bautista

The Vanguard Group, Inc.

4